Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

On Tuesday, March 1, 2022, Orestes Fintiklis, Chief Executive Officer of ITHAX Acquisition Corp. (“ITHAX”), and Prasad Gundumogula, founder and Chief Executive Officer of Mondee Holdings II, Inc. (“Mondee”), participated in an interview with John Jannarone of IPO Edge. The transcript of the interview is set forth below.

IPO EDGE INTERVIEW – JOHN JANNARONE

Tuesday, March 1, 2022

John Jannarone, IPO Edge:

Hello, thank you for joining. I'm John Jannarone, editor and chief of IPO Edge, here today for a special event. We're going to focus on and have a great discussion about Mondee Holdings, a travel disruptor which is about to go public through a SPAC merger. We're very lucky to have the CEO of the company itself, also the co-founder, Prasad Gundumogula, along with the chairman and CEO of ITHAX, which is the SPAC that is merging with Mondee to take it public, that stock trades under ITHX. And for those of you who may be new to SPACs, that ticker will flip into a different one once the merger is complete, but all you need to focus on for now, is ITHX.

John Jannarone, IPO Edge:

Before we meet today's guest, I just want to remind everyone to ask questions if you like, that's what we're here for, and these gentlemen will be happy to answer them during the second half of the program. The easiest way to ask those is to submit them on a Zoom portal, or you can send an email to editor@ipo-edge.com. And by the way, feel free to reach out to us after the event with any questions and we'll pass them along to these gentlemen as well. And finally, if you'd like to watch a replay, if you can't catch the whole thing, you can just go to ipo-edge.com later this afternoon, or you can just look up the ITHX ticker on Yahoo Finance or on your Bloomberg terminal and you'll easily find it right there as well.

John Jannarone, IPO Edge:

Lastly, before we bring on Prasad and Orestes, let's play a little video to give you an introduction to the business.

John Jannarone, IPO Edge:

All right, that was terrific. Great overview. With that, I'm going to pass the baton to Jarrett Banks, editor at large here at IPO Edge, who's going to bring on our guests.

Jarrett Banks, IPO Edge:

Thanks John, and welcome gentlemen. How are you doing today?

Prasad Gundumogula, CEO of Mondee:

Good, good. How are you?

Jarrett Banks, IPO Edge:

Great, okay. So let's start with Prasad if we could, could you explain to us the status quo in legacy travel that you're working to disrupt, and in your opinion, what's missing in the market today?

Prasad Gundumogula, CEO of Mondee:

Yeah. John and Jarrett, thanks for having us here. We are working in the travel market of a total size of $2 trillion. Half of that works in a B2C side of it, which is a self-serviced B2C sector, the other half of $1 trillion market is an assisted affiliate side of it, which is on B2B. So on the assisted and affiliate side of it, we have very legacy platforms, old tech, very high touch, and very inefficient, and working on some old processes and old technologies. We made a good disruption in that market, in a sub segment of that market.

Prasad Gundumogula, CEO of Mondee:

The other side of that is on the BTC side of it, self-service content. It's a low tech, no touch, but it is working in the last 20 years in one format, it connects the suppliers to the consumers in a two dimensional workplace. So we think that we are bringing the value of making a disruption by taking best of both worlds and bringing a three dimensional marketplace into the market.

Jarrett Banks, IPO Edge:

Right. And Prasad, sticking with you, some may confuse you for just another big online travel agency such as Expedia, how are you different from the competitors out there?

Prasad Gundumogula, CEO of Mondee:

So Mondee is Uber like, three dimensional marketplace. So traditional companies such as Expedia and everyone, they work in a two dimensional, between consumers and suppliers, where in that we work in a marketplace setup. The third element that we are adding to the overall marketplace is the crowdsourced gig economy workers, through which that we are offering a variety of services, localized expertise, and a curated content. And we are doing it, we are delivering that through a new generation technology platform that includes conversational commerce, fintech tools, insuretech, and all of that stuff. So that makes a big difference in filling a big gap in the market today and really taking it to the next level.

Jarrett Banks, IPO Edge:

Got it. Now, you mentioned the gig economy, how does that work in the travel industry and how does Mondee fit in?

Prasad Gundumogula, CEO of Mondee:

So if you see that the gig economy in the adjacent markets, such as the food delivery, such as the transportation, it's already being transformed, there a lot of the economy workers working in that setup. So now we are bringing it to the travel side of it, the people can work in their part-time, in their own schedules, and be able to leverage their friends and families and their connections and make some income. And they need a special set of tools and platforms, which we are providing to them.

Prasad Gundumogula, CEO of Mondee:

The other side of it, the gig economy consumers, which is basically they wanted a value-based content, they needed travel experiences, they needed localized and very specific support, when they needed it, and that needed to work in a specific communication and messaging platforms that exist today. So we are creating a platform that connects both gig economy traveler to the gig economy worker with the underlying supplier and the platform support.

Jarrett Banks, IPO Edge:

Okay, got it. Now Prasad, could you tell us what you've achieved so far and how that positioned you to disrupt the marketplace with Mondee?

Prasad Gundumogula, CEO of Mondee:

So we have started our business with this reason in place, and we have already disrupted a sub-segment of this travel market, and we are a high growth profitable company. So we have more than $3 billion of gross sales in 2019, and with a 63% CAGR year over year growth that we are recording, including our acquisitions and organic growth. Organically, we are growing at 41% year over year and we did $177 million of revenues in 2019, with $46 million of EBITDA, and we were doing a 50 million searches a day, with 5.4 million bookings. So it's a high growth, profitable business that we have done, and now we are opening globally and expanding that to make a disruption at a bigger level.

Jarrett Banks, IPO Edge:

Great. And Orestes, if we could turn to you for a second, you've mentioned in your filings that you've achieved 4.6 market share mostly organically, how does that compare to other players and how does it fit into your strategy following the business combination?

Orestes Fintikles, CEO of ITHAX:

Yes, the 4.6% is what we define as the privately negotiated airfare market in North America. Another differentiating feature from the big online travel agents is that we sell privately negotiated fares which are lower than the full published rates that these players sell. So the size of this market is about 70 billion in North America in 2019, and based on the 3 billion transaction volume, that's how you get to the 4.6% figure.

Orestes Fintikles, CEO of ITHAX:

Now, that number, just a caveat here, is actually much larger, because if you include the acquisitions of the company in '19 and '20, we are over 6% of the market. This is multiple of times larger than the second or third player combined. And this basically under underlines the disruptive nature of this company, which has brought technology to a fairly antiquated segment of the market, and that's how it has explosively increased its market share in such a short period of time.

Jarrett Banks, IPO Edge:

Okay, great. And Prasad, you mentioned that you're mostly in the North America market, but what else is in the future for the company?

Prasad Gundumogula, CEO of Mondee:

So we have made this disruption and leadership position on a sub segment of market in North America. Now we are expanding into different geographies globally, and we are adding more and more products such as the vacation rentals, such as the activities and all, to our platforms, and to grow into those segments in a big way. So we have a geographical expansion, the product expansion, and the customer segmentation expansion that we are working on.

Jarrett Banks, IPO Edge:

Great. And Orestes, could you go into depth about the subscription side of the business?

Orestes Fintikles, CEO of ITHAX:

Yes, Prasad mentioned a three-dimensional Uber like platform. In addition to that, another trend that we're seeing these days in all industries is the move to subscription based products, so Mondee is becoming at the same time both the Uber and the Netflix of traveling away. We already have subscription products which is Rocketrip, targeted at large scale corporates. In 2021, Mondee launched TripPlanet, which is another subscription based product which is targeted at membership organizations and small and medium sized enterprises. This product is giving curated content at privately negotiated rate to a vast array of users, which have increased exponentially to a few million within a very short period of time.

Orestes Fintikles, CEO of ITHAX:

And then along similar lines, again, within the context of closed groups and targeting specific consumer cohorts, the company is now soft launching a lower price subscription product called UnPub, which is now targeting not corporates, but the value savvy frequent flyer consumer. So expansion within the subscription area is clearly one of the main drivers of growth of Mondee.

Jarrett Banks, IPO Edge:

Got it. And can you talk a little bit more about the pricing in the subscription, or do you have any details on that?

Orestes Fintikles, CEO of ITHAX:

Yes. Now it's fairly priced in the region of a $100 or so per month for the corporates, and lower priced for the consumer product.

Prasad Gundumogula, CEO of Mondee:

So we have subscription, I just want add something to Orestes, as he explained, we have subscription in two different areas. One is on the enterprise side of it through our Rocketrip platform, to very big enterprise organizations such as Twitter, BMW, and all, where the subscription revenue is a percentage of their travel spending, and we work in that SaaS model.

Prasad Gundumogula, CEO of Mondee:

On the other side, we work on TripPlanet and [inaudible 00:14:08] to small to medium businesses, and travel agencies, and the consumer side of it, where they cost anywhere from $100 to $3000 per month.

Jarrett Banks, IPO Edge:

Got it, okay. No, that's super helpful. And staying with you Prasad, can you share some details about the various pieces of your revenue basket?

Prasad Gundumogula, CEO of Mondee:

So traditionally, we have been working on the customer markups and revenues coming through the customer markups, as well as the commissions and [inaudible 00:14:51] that we get from our suppliers such as airlines and hotels and all. Recently, in the last few years, we have been having an increasing trend due to our technology deployment and our-

Prasad Gundumogula, CEO of Mondee:

... increasing trend, due to our technology deployment and the new markets that we are bringing in. So we added the new revenue streams such as FinTech tools and InsureTech into ancillary revenues, as well as subscription revenues that has a much bigger value in the overall valuation scheme. However, it's increasing day by day, and we are very excited about that side of the market with the overall dynamics.

Jarrett Banks, IPO Edge:

That's great. Maybe you could tell us a little bit more about that InsureTech segment, we've actually covered a few companies involved in that space here at IPO Edge.

Prasad Gundumogula, CEO of Mondee:

Yep. So the InsureTech more often it's coming as an ancillary from outside, and given the COVID-19 times and all the uncertainty in the market at the same time, the overall trip and the protection of the trip, we are bringing this InsureTech products that matches with that demand. At the same time, there are certain elements like FinTech tools in which there is a charge back, and fraud protection, and all of that stuff, we are doing that using a mixture of the FinTech and InsureTech, to be able to bring that value back to the gig economy workers, as well as the consumers.

Jarrett Banks, IPO Edge:

Got it, okay. And Orestes, you've also had some really big announcement lately, tell us about your partnership with Gallagher, the insurance company, and how did that come about and what synergies will that bring together?

Orestes Fintikles, CEO of ITHAX:

Yes. Like we discussed before, one of our differentiating features from the large online travel agents is that we don't discriminately target the entire world, but we target specific groups of consumers. One of the ways we do that is through affiliated organizations such as Gallagher, which allows us to have much lower customer acquisition costs, but also to curate the content to the consumer in question. So in line with this strategy, we have pursued partnerships with organizations of this nature, Gallagher is obviously a very important one. It's giving us access to more than 20 million users and over 250000 small and medium sized enterprises, which like we discussed before, with the law launch of the TripPlanet subscription product, targeting small and medium size corporates in the post pandemic recovery era is clearly one of our growth strategies.

Jarrett Banks, IPO Edge:

Great. And so Prasad, back to you, now, you touched on COVID, and of course, Orestes just did as well, what was your approach to COVID and how did it result for the business?

Prasad Gundumogula, CEO of Mondee:

So we all know that COVID-19 has its own mark in the travel industry, it's been significant. However, it's about what we do during that COVID time that makes us different from the market, so we focused on bringing the technologies that are required for the future. And while the whole market is down and instead spending our time into putting dollars into that market, we spend our time in acquiring companies that we think has a huge value for the business. So between 2019 and 2021, we have done seven acquisitions, and that makes us very prepared and that really works for our vision and the plans in a big way. And we built the technology platforms around that, and that will bring a significant value and a difference to our customers and to all the partners that we have, which makes the transformation what we are [inaudible 00:18:59].

Jarrett Banks, IPO Edge:

Great, okay. So you mentioned those acquisitions, Orestes, what role has M&A played so far?

Orestes Fintikles, CEO of ITHAX:

In addition to the very impressive organic growth of the company, which has led in the last few years to a 41% CAGR, M&A has been the second engine of growth, pushing this CAGR to 63% for the period of 2015 and 2019. So effectively what Mondee is doing, is using M&A strategy to consolidate smaller players that either have the content or the distribution, and bring them within this tech ecosystem which is super charging their returns. Indicatively, the first seven targets that were acquired quadrupled their revenues being part of this ecosystem, and also realized substantial cost synergies.

Orestes Fintikles, CEO of ITHAX:

Just like within the past, we will continue to do so in the future. M&A is the main use of proceeds of the SPAC transaction. We have identified at least 12 targets that can be acquired accretively at lower EBITDA multiples than what we are bringing Mondee to the public markets. And these are adding, based on 2019 numbers, more than 200 million of net revenues and 45 million of EBITDA, which we have not even included in our very conservative underwriting.

Jarrett Banks, IPO Edge:

Okay, great. That a great segue into next question for Prasad, why did you choose the spec structure and why is the time right?

Prasad Gundumogula, CEO of Mondee:

So, this is a very clear case for us. We have been growing pretty rapidly and we have done everything right during this COVID-19 time. And we have big plans to expand and bring the transformation to the market, which we think going to the public market is the right way for us to execute our plans. So in order to do that, there's a time to market aspect, whether we have to go with the traditional IPO or through SPAC, with SPAC, the time to market is quicker. Then, when we meet with ITHAX capital and Orestes, Dimitrios and other gentlemen, so the chemistry is so right, and we see the value in partnering with them to execute our plans, and their expertise in the sector is an additional star. So it works from the business side of it, the chemistry side of it, the future value side of it, and all, so we choose to go with this route for those reasons.

Jarrett Banks, IPO Edge:

Okay. And maybe the same question for you Orestes on the other side, why were you so attracted to Mondee as a SPAC sponsor?

Orestes Fintikles, CEO of ITHAX:

Yes, just a bit of background before getting to that. I mean, we are experts in this field, I have founded Ithaca Capital, which is a hospitality and travel dedicated private equity fund. So we are extremely excited by Mondee for four reasons, it goes beyond the typical hyperbole and noise that we have seen in the SPAC market in the last few months. This is a real undertaking. First one, it has a very impressive growth, which is a result of the disruptive technology that Prasad has mentioned, that has led to this 41% organic growth over time.

Orestes Fintikles, CEO of ITHAX:

Number two, in addition to growth, it is a clear value play, because it is a market leader within a certain segment of the market with historical profitability and historical revenues, which again is something very unique for the SPAC market, and which has allowed us to raise an all equity [inaudible 00:22:43] $10, which is something very unique in the space.

Orestes Fintikles, CEO of ITHAX:

Number three, nobody's exiting as part of the transaction, and actually all the dollars are going in as part of a very accretive M&A at the lower EBITDA multiples than what we are bringing Mondee to the public markets. And number four, we feel the valuation is compelling at 10.5x EBITDA, and has become even more compelling in the last few weeks because as you know, one of the few sectors that have rallied is travel since the end of the year.

Orestes Fintikles, CEO of ITHAX:

So in short, as experts in this field, we feel that this is not only the most exciting story in travel tech out there, but it very uniquely combines growth, value, accretive M&A strategy, and a compelling post-pandemic recovery play.

Jarrett Banks, IPO Edge:

Okay, great. And just out of curiosity, and this could be either one of you can answer this one, what are you seeing on the ground in terms of leisure versus business travel, which one is coming back better and what are you expecting ahead?

Prasad Gundumogula, CEO of Mondee:

So leisure is growing faster, definitely no question on that. So leisure is recovering pretty well, especially in the North American market, and also with Europe and other areas. Corporate is recovering, but the pickup is slow and it may take a little time, but leisure is covering most of the recovery at this point of time, we expect to have this back into a normal shape in 2023. However, corporate is going to take a little longer, but it's going to be recovering 2023, 2024 timeframe, to the 2019 levels.

Orestes Fintikles, CEO of ITHAX:

And to add to that, this is another important element, is that the distribution networks of Mondee are mostly, almost entirely leisure traffic. So when we made the assumption in our model of a recovery in 2023, we feel is very, very conservative, because Mondee is mostly leisure which is already recovering, and some geographies have recovered almost entirely or even to higher levels than pre-COVID.

Jarrett Banks, IPO Edge:

Got it. And just also out of curiosity, when we talk about these gig economy workers, are these people already in the travel industry, do they have some sort of expertise already, or is this something that they can start doing with a little bit of training?

Prasad Gundumogula, CEO of Mondee:

So there are different personas of these gig economy workers. If you're talking about that, a home based agent which has been tremendously increasing for many years, in the past couple of years especially, and the market is the gig economy worker, a part-time worker. Due to COVID-19, there are many people who choose to take on other jobs, or don't have the jobs but they have expertise in these areas, is a gig economy worker. And also the curation of content, there are people with the local expertise. And if you are going to Hawaii and having the information around Hawaii and be able to create a very curated content to bring that real travel experience to the traveler, is also gig economy workers and the value that they add to the overall system, and so on and so forth.

Prasad Gundumogula, CEO of Mondee:

But if you really look into that, each Uber driver is a gig economy worker, the transportation, whatever, the food delivery people, is a gig economy worker, and the influencers, people who actually plans and influence the travel, is a gig economy worker convert. So it's a very big [inaudible 00:26:26].

Jarrett Banks, IPO Edge:

That's interesting, a travel influencer, that's a new one for me. That's an interesting concept. So staying with you Prasad, you are a serial entrepreneur, tell us how do you this current opportunity and how is it different from your past ventures?

Prasad Gundumogula, CEO of Mondee:

So the past ventures is on the technology field, and very successful solving a big problem and very satisfying, but I think this particular venture is especially very interesting and very exciting for me. There are very few times that you can make a big disruption, touch the lives of many people, and this is one of that opportunity, and we are bringing a very huge opportunity to the market and participating in making it happen. So my team and I are very excited to be part of this and to really bring the value to its full potential.

Jarrett Banks, IPO Edge:

Okay, great. I'm going to bring my colleague, John Jannarone, back into the mix here, and we are ready to take questions from the audience.

John Jannarone, IPO Edge:

All right, great. We've got a couple that came in here over email. But before we do that gentlemen, if we could talk a little bit more about the travel agency and what it used to be and what it's become. It sounds to me like, and we spoke about this yesterday, I was joking that there's one nearby, and I see it and it's not the place I go anymore, because for the last 15 or 20 years, I book everything online. So just because I'm not going into Liberty Travel in a brick and mortar, the travel agency business is still growing, is that right? Can you explain that Prasad, just for folks who are a little bit unsure about how that works?

Prasad Gundumogula, CEO of Mondee:

Sure. So traditionally, the travel agency business is catering to a specific set of customers. When you're talking about the tour operators, talking about cruises, talking about the corporate travel, talking about the international travel and a complex trip, all of those things have been handled by the travel agencies. However, the dynamics and the customer persona of this travel agency market is changing, it's transforming. So now you're talking about a gig economy world coming into that and bringing the value chain to a very different level. So the business that they used to do in the travel agency is to provide the guided sending to the customers, using a phone and with their expertise, and they're doing that.

Prasad Gundumogula, CEO of Mondee:

But with the gig economy and the crowdsourced customer basis or the gig economy side of the world, they bring additional value to that, which is bringing the curated content and bringing the value to the localized, experienced expertise. When you are trying to make a trip to a specific place, you'll be using our platform, you'll be connected with the person who has experience in that area, coming from the gig economy world.

Prasad Gundumogula, CEO of Mondee:

And the overall travel agency market is transforming, I hope I answered your question.

John Jannarone, IPO Edge:

Yeah, yeah.

Orestes Fintikles, CEO of ITHAX:

John, let me add to that with a bit of an analogy. So the equivalent of the travel agent is the taxi driver. So Mondee's operating system now have the biggest market penetration in this segment of the market. We have 50000 out of 60000 accredited travel agents and a few hundred thousand non-accredited ones. Now, the next stage in evolution which Mondee is leading-

Orestes Fintikles, CEO of ITHAX:

Right? Now, the next stage in evolution, which Mondee is leading, the equivalent of the taxi driver in the gig economy is the Uber driver.

John Jannarone, IPO Edge:

Ah, yeah.

Orestes Fintikles, CEO of ITHAX:

So effectively now Mondee's transformative operating systems, now that they have captured this segment of the market that is serving its own needs, the equivalent of the taxi driver. Now it's turning millions of people into the gig economy travel agency, for lack of a better word. And these people are the home-based agents. These people are the influencers that have millions of followers on Instagram, and they're looking for a way to monetize their followers. So this is the transformation that Mondee is leading. It has captured the taxi space and it is now affectively becoming, in a short, the Uber of travel.

John Jannarone, IPO Edge:

Okay. That makes a lot of sense, Orestes. Just, if I can make up an example, let's say I've got 100,000 followers because I take pictures of beautiful locations. I can just point people towards my website, I guess. I can make a website, and it's probably pretty inexpensive to do so. And then they work with Mondee, and all of a sudden I'm a gig economy travel agent. Is that about right?

Orestes Fintikles, CEO of ITHAX:

Even better. So Mondee, in the same way that Uber has two applications, one for the driver and one for the passenger. Mondee has two applications, one for the influencer-gig economy worker, and one for the consumer, which are linked.

John Jannarone, IPO Edge:

Ah, okay.

Orestes Fintikles, CEO of ITHAX:

So it opens in exactly the same transformational and evolutionary way.

Prasad Gundumogula, CEO of Mondee:

And then we use the conversational commerce and the new messaging platforms through which that they communicate the rich content back and forth in the most easiest way. It has been lacking in the current systems.

John Jannarone, IPO Edge:

Now, just to be clear though, to make sure I understand that Orestes. If I'm booking a trip with my wife somewhere and I see some influencer and I decide to book through that influencer, will I know that I'm working with Mondee necessarily? Or maybe not, is it behind the scenes?

Prasad Gundumogula, CEO of Mondee:

You're going to work on a platform using the tools and the technology platforms that you're using is one of the Mondee's.

John Jannarone, IPO Edge:

Yeah.

Prasad Gundumogula, CEO of Mondee:

But the person who you are going to work, not every time that you may reach out to the same person, because your needs may be different. And we want to route your needs to the right person who are in the gig world, and can work with you to take care of your needs.

Orestes Fintikles, CEO of ITHAX:

It's the same only [crosstalk 00:32:23]-

Prasad Gundumogula, CEO of Mondee:

Only when you need it, right? I mean, otherwise you'll be able to make yourself servicing and you can make your booking. And if it is simple, San Fran to LA, and you can make your booking and proceed. It's no different than what you do with an expedia.com. But if you need some more and you are booking for a travel experience and a different content, and the service, and all this stuff will come in the picture seamless.

John Jannarone, IPO Edge:

I see. So in many cases I don't necessarily get on the phone with someone. I could, right? But I might just use a chat or something like that. I mean, that's what the kids like to do these days, they like to chat. It's funny-

Prasad Gundumogula, CEO of Mondee:

Not only the chat we provide, you can use your own WhatsApp or Slack, or a Facebook Messenger, and be able to communicate with your agent who uses our technology platform effectively. And be able take care of it, your needs. So it's a multi-model, an operating system for the travel that connects the different messengers and everything into one place.

John Jannarone, IPO Edge:

Great. We've got another question that's popped up here, people are very interested in this travel influencer thing. Do you plan to partner with more influencers? Is there a plan for that? I mean, how does that come about? Do they come to you sometimes? How does that all work?

Prasad Gundumogula, CEO of Mondee:

Yeah. We have a go-to market for that, and that's a big market. The influencers and the ability to bring the right products to the right people at the right time. So we have very specific plan to reach out to them to offer this platform. And also, we make it viral to have those influencers to bring the other influencers to join this thing. So we have a very specific and go-to market for that.

Orestes Fintikles, CEO of ITHAX:

Yes. So to make it simple, the influencer would download an app, which would be the equivalent of the Uber driver app. And then would send a link to all their followers, if they want. Right?

John Jannarone, IPO Edge:

Yeah.

Orestes Fintikles, CEO of ITHAX:

And what they would download is the equivalent of the passenger app.

John Jannarone, IPO Edge:

Yeah. I got it. [crosstalk 00:34:20] That's a good way to put its, Orestes, I like that. I want to talk about something on the financial side here, if we can. Now, we talked about why you two are a good match, but given the amount of skepticism around SPACs, I've got to point out that this company has a track record, Prasad. I mean, you've got 10 years of history, you're a co-founder. Right about to become EBITDA positive. You could have done a regular way IPO. I mean, as much as we love Orestes, did you guys consider that as well?

Prasad Gundumogula, CEO of Mondee:

Yeah. When we were thinking about how to bring that to the market, I mean in our CM. I mean, the market is evolving and the time to market is extremely important for us. And on top of that, the partnership that we see, I don't see RSDs and [Taka 00:35:06] Capital is just a SPAC player. We see them as a very valued player who can add value to our future. Effectively, it is solving my problem on the time and bringing the right people that we can work with to bring these plans into the cruise ship.

Orestes Fintikles, CEO of ITHAX:

John, quite a few points here. You mentioned Mondee about becoming [inaudible 00:35:29]. Actually, Mondee has high historical [inaudible 00:35:33]. In 2019, [crosstalk 00:35:34] Mondee had 46 million who were just limited. So it has been, and this one of the main reasons that attracted us, which makes it totally very different from what you see in the SPAC market out there. Right?

John Jannarone, IPO Edge:

Right.

Orestes Fintikles, CEO of ITHAX:

And then the second reason on the timing, the reason the timing is crucial is because the process of the [pipe 00:35:50] and the SPAC will be used for a creative M&A. So the IPO route would have required longer, which means that many of these opportunities that you have now, because of COVID, to acquire smaller players at very attractive valuation, would have disappeared. So this is a timing element that Prasad keeps highlighting.

John Jannarone, IPO Edge:

But to be clear, Orestes, I mean, given that you're about to return, I should say, to profitability, it was just because of COVID and all. The business doesn't need operating capital, it's fine. Right? This is for growth, is that correct?

Orestes Fintikles, CEO of ITHAX:

Correct. [crosstalk 00:36:24]-

Prasad Gundumogula, CEO of Mondee:

This is purely for the growth and M&A.

John Jannarone, IPO Edge:

Gotcha.

Prasad Gundumogula, CEO of Mondee:

We are positive on the operating capital. And in fact, it's growing month over month in a very positive way.

John Jannarone, IPO Edge:

Great. Now I just want to, if I might, because someone asked me about this. Booking and Expedia are very well-known names out there, and a lot of investors are familiar with them. And I understand how your business is different, but how are the investment profiles different? If someone owns shares of Booking or Expedia, versus you guys, surely some of the same trends are helping all three of you, right? Can you make the distinction for me if I'm someone who's trying to make an investment in the travel technology sector?

Orestes Fintikles, CEO of ITHAX:

Yes. So clearly the one trend that is helping everybody is the recovery of travel, right? Number one. Number two is the recovery of leisure travel, which is actually most of their OTAs. And when they are most leisure, as a opposed to corporate travel. Now, where there is crucial differences is how we approach the consumer and what value we offer. So the Expedias of this world, they throw billions of marketing dollars to effectively indiscriminately target everybody. What we do is that we target very specific cohorts of customers, either through affiliates or influencers, or gig economy workers. And by doing so, it allows us to offer a by far more curated content and service through this gig economy worker. But also, because we are targeting specific closed groups, we can an offer by far more compelling pricing to what the rest of the players are offering, because we work with airlines to basically provide alternative channels of distribution in there by lower price content.

John Jannarone, IPO Edge:

Great.

Prasad Gundumogula, CEO of Mondee:

I want to answer that. I want to add one thing here.

John Jannarone, IPO Edge:

Sure.

Prasad Gundumogula, CEO of Mondee:

If you're an investor and investing into Expedia, booking.com and all, so they're all household names and they have made a huge success. But at the same time, you are making the giants in the current market. So you are investing into it. Mondee, it will be a giant from the future. And the return of the investment would be the same level as we are making a disruption to the market. So it makes sense to do that and invest with a company which has a very strong underlying business, and value-based business. And at the same time, have a huge opportunity to make a big disruption in the market that will bring a huge value back into everyone.

Orestes Fintikles, CEO of ITHAX:

And to add to that, the multiple at which we are bringing Mondee to market is about 10 and a half times EBITDA, which is more than 40% discount to these players that we have mentioned in terms of EBITDA multiple. Even though these players are growing either in the single digits or low double digits, while Mondee is growing 41%, which is four, five, six, seven times slower. So you get a bigger than 40% discount for a player that is growing by far faster.

John Jannarone, IPO Edge:

That's great. And Orestes, I noticed in the presentation deck, which I'd encourage everyone to check out, the easiest way to find it is to just Google ITHAX Acquisition Corp, it's right there. But that 10 and a half times doesn't include M&A, so the multiple could be even lower, which is something that everyone should consider. Just one last thought on these sites that everyone's familiar with. I mean, there are so many of them, they all look the same to me, whether it's Kayak, Booking, Expedia, TripAdvisor also will let you book. Is it as competitive in your world as it is there? Because what I see is a lot of these different... I mean, I have five of these apps on my phone, they all are essentially the same thing. Is it as competitive in your market, or not at this point?

Prasad Gundumogula, CEO of Mondee:

The B2B market and the close user groups that we are operating is very less competitive and underserved with the technology, and looking for huge platforms and technology disruption worldwide. So the competitiveness is very low. However, it's all growing and evolving very fast, and we are bringing this newer technologies and newer content and value proposition to those customers, both from the assistant travel side of it, as well as bringing the right tools to the end travelers. That makes the difference.

John Jannarone, IPO Edge:

Another question here, I think this is from someone who potentially wants to work with you guys as a gig worker. Do you need extensive experience in the travel industry to do this, or is it pretty easy to just jump into it? Because a lot of these gig workers, maybe they do a little bit of something else too. Is it something, if I have another job, can I do this at night? Is it that kind of thing, without a whole lot of experience in the sector?

Prasad Gundumogula, CEO of Mondee:

I mean, as I mentioned, there are different personas, right? I mean, there are people who want to join there, the platform will allow them to easily process and utilize and leverage their existing connections, trends and families and everything, and be able to jumpstart the business right away. But at the same time, there are many gig economy workers who has their expertise in specific areas, and bring the value to the customers in their services, the curator content and all. That they can take this as one of their main job to be able to make their passion to work at their work to bring the right income to them.

Orestes Fintikles, CEO of ITHAX:

But the simple answer, John, is that the app, it has a very user friendly graphic space interface. So, anyone can use it. Again, to use the Uber analogy, whether you got a taxi driver or a normal person driving a car, it's the same thing here. You download the app, you use it. It's very basic and very friendly interface.

John Jannarone, IPO Edge:

Great. Now, you've got a very sophisticated platform, of course, which I think was created back in 2015. Can you tell us about how you crunch data or use AI to make choices on there? Prasad, probably.

Prasad Gundumogula, CEO of Mondee:

Yeah. Sure. Of course, we process a lot of data, both on the demand side of it and the supply side. With all of our connections, with 500 plus airlines and million plus properties through various channels. So we have access to the content that is available from supply side of it. At the same time we use the 50 million searches in 2019. Per day, there were 50 million shopping requests that we were receiving through various channels. So we segment that and use that to see that how we can bring the right demand to the supply, and/or vice versa. And that continued with our plans of the AI and how you can [stick 00:43:10] an itinerary or a trip that will bring the value to the traveler. At the same, in order them to get the travel experience and the right productivity and right memories in their trips, what information to be presented to them at what time, in a pre trip, or during the trip, or post trip? So all this stuff is driven by our AI and the big data platforms that we built.

John Jannarone, IPO Edge:

Great.

Orestes Fintikles, CEO of ITHAX:

And to add to on the pricing side of thing, basically what Mondee would do, it would receive the content from all sort of sources, and then it would find the best product, but also the best possible pricing for the alternate user. And one point that we haven't highlighted here enough is that Mondee collaborates very closely with airlines. And again, because unlike online travel agents, Mondee is not selling to the whole world. For example, if you are American Airlines and somebody buys on Expedia or Booking, you are competing for the same customer, the consumer. Because Mondee is not selling in this community to the whole consumer, but is selling to targeted groups, the airline is willing to give a better pricing to Mondee to capture a channel of distribution which is not competing with its own sales channel. So this is a very important point here. We're not only solving the issues of the consumer and the gig economy worker and the gig economy agent, but also of the airlines and the hotels. And that's why Mondee [crosstalk 00:44:36] valuable company.

Prasad Gundumogula, CEO of Mondee:

And at the same time we can sell the published fares also like anyone else, in our platform, which doesn't compete with anyone else. In addition to that, based on the customer segmentation and the persona, and the nature of the closed user groups, we'll be able to stream a different content. And that will benefit them in multiple ways.

John Jannarone, IPO Edge:

Does that give you a competitive mode when you have these relationships with the air-

John Jannarone, IPO Edge:

Does that give you a competitive moat when you have these relationships with the airlines? And I would imagine that once you have that relationship, the airlines probably like to keep working with their existing partners and not just take anyone who walks in the door. Is that fair to say?

Prasad Gundumogula, CEO of Mondee:

Yeah, I mean, it really depends on what sales channel that we're bringing. So we are bringing a very close user groups and niche markets that they don't have direct access. So those markets, it's hard to reach, and also they operate in a very different way. So bringing those customers to the airlines and to take care of their inventory management in a much effective way, so the revenue side of it and the channels that they can use is more effective, and the partnership, in terms of making this partnership better, is mutually beneficial.

Orestes Fintikles, CEO of ITHAX:

Yeah, and to add to that, basically, I mean, these are very long-term relationships and very long-term contracts most of the time. Now, in addition to that element of the equation, like we said before, the airline is looking for channels that don't cannibalize its own sales channels, number one. But number two, another element which is [inaudible 00:46:09] is volume. So Mondee is the biggest player in this segment. So there is no other player that can deliver this volume to the airline. I mean, just to give you an indication, in 2019, Mondee sold 5.4 million tickets on its platforms, which is very, very comparable to the largest online travel agents out there. So volume and size metrics as well.

John Jannarone, IPO Edge:

Great. Arrest. Orestes, I want to go back to this point we were talking about as far as 2023 EBITDA. Of course, the EBITDA projection is higher if you include deals, which indicates these are accretive. Can you just talk about the menu of accretive potential targets that's out there? Are they sprinkled across a couple different industries? Because I think on there's a really good slide in your deck, which shows one of them is the cruise industry. So you're branching out and finding accretive deals in multiple industries. Is that correct?

Orestes Fintikles, CEO of ITHAX:

Exactly. So the idea there is that, I mean, first to highlight, the M&A is not included in the EVITDA, which you mentioned already many times. But the idea there is that M&A is there to enhance the organic and strategy growth. So Mondee has become the market leader in flights, right? Hotels is a growing business, right? But along the same lines, it can become the market, then cruises can become the market leader in [inaudible 00:47:21]. So if you have the technology and if you have the distribution network, why not add all possible sources of travel content, right? So this is the one growth. The other growth, which M&A is fueling as well is geographic growth. I mean, we are the biggest in North America. So through the M&A, we can become one of the biggest players in Europe, Latin America, Asia, et cetera. And then of course, the other potential additive element is to add to the distribution networks as well, going beyond the gig economy, going beyond the affiliates to smaller, medium size corporates, membership organizations, et cetera.

John Jannarone, IPO Edge:

Great. And now, can you just explain a little bit about how easy it is to transition into a new area like cruises, that your platform, it actually works pretty well for various things. And even though we think of it as flights first and foremost, making that transition to something like a cruise is not that challenging with the technology. Is that it right?

Prasad Gundumogula, CEO of Mondee:

So we have these pipes to these customers, the customer facing tools and a conversational commerce, the tools that actually makes the difference and matches with the current base uses of the technologies. So adding in underlying things, such as cruises or a tool or anything, it happens in the back in the background. But the connection to the customer and being able to stream that content to the customer, the demand is the same. And the features they use for contacting, whenever they need it is the same. So it's a pretty easy and straightforward integrations.

John Jannarone, IPO Edge:

Great. Now, of course, through Gallagher, which Orestes already discussed, you're being connected with lots of businesses, a lot of them small businesses. Can you just tell us a little bit more, because you have a great window into what they're thinking right now. After COVID, have they change the way they do things a bit? You don't have to give us anything too specific, but you're in a great position to observe how they're looking at travel these days.

Orestes Fintikles, CEO of ITHAX:

Yeah. The bottom line is that smaller, medium size businesses are coming back to market now. But they are looking for not only more service and curated content that we have discussed before, but they are having tighter travel budgets, which is normal, right? So access to private and negotiated discounted kind of rates is of paramount importance. And the combination of these unique content and the value is what is driving the growth in the tens of millions of users that we discussed before within a very, very short period of time.

John Jannarone, IPO Edge:

Great. Now, can we talk about FinTech? I mean, I think normally as a consumer, I'll use a credit card, but Fintech's a part of your platform too. Prasad, can you talk about that?

Prasad Gundumogula, CEO of Mondee:

Sure. So it has multiple applications of FinTech in our platform. The simple use is that a consumer should be able to select any of their payment type, such as using a credit card or a wallet or a bank transfer, and should be able to seamlessly transact. That's one use of it. On the other side, if you're thinking about it as an Uber driver or an agent now out there, a gig agent, they should be able to transact that and they should be able to get their commissions and their income in a most seamless way. So it the FinTech provides the options in that works in their own way. And on top of that, there's a big problem with the credit card fraud and all of this. FinTech has reached a different level of eradicating this fraud by and deploying the right tools.

Prasad Gundumogula, CEO of Mondee:

However, the technologies that are there in this industry are very outdated, and we should use those tools. And hence, that someone is losing that money, the fraud is happening, someone is losing that money. So in our platform, we connected with all these fraud protection tools and connected with the Visa and connected with the different parties in which that we are identifying the fraud and using the really secured gateways, be able to flag it and stop it and bring that value back to the customer. So there are multiple parties that are using these tools and benefiting from that. And also there are some answers that we are providing from the FinTech side of it that is really adding value throughout the trip, for any cancellations, for any of the stuff that the customer goes through in network banking.

John Jannarone, IPO Edge:

Great. Prasad, I want to ask you something, just getting back to this idea of distinguishing you from some of these other [inaudible 00:52:09] deals we've seen in the last year. What we saw in some cases where things went wrong is that there was really still a lot of technology and execution risk. But can we just talk about some of the investments that you made in this business over the last decade? What do you think are the most important things that you built? Is there a backbone that's already there that should give investors comfort that there's not a whole lot of execution risk ahead of you?

Prasad Gundumogula, CEO of Mondee:

Yeah, well, we have proven record. That's an inside answer. And we have done it with the most difficult things, easy. Such as bringing this new change, new in a transformation technology to the market is not an easy thing, and we were able to execute thanks to our team and our execution strategy. And making them acquisitions in various fields and integrating them into one umbrella is not an easy thing. And we were able to demonstrate that we are able to do that. And with the execution of and handling a big catastrophic event such as COVID-19, and being able to survive and put the right actions in place and execute the right things is another testimony of what we have done. So we have a team, we have the right people and the right formulas that we've built throughout this time to be able to execute our plans in a most efficient way. So that's one of our strengths in my view, rather than a weakness.

Orestes Fintikles, CEO of ITHAX:

And may I add that basically, Mondee is an 11 year old company. In the first few years of its life, it consolidated through acquisition the content. But then from 2012 to '15, it invested hundreds of millions to develop this unique technology, which is called Trip Pro, which is not just the investment right of a few hundred million. It's that it has been refined and improved and tested over another six or seven year period, which makes it technologically the undisputed leader in this segment of the market.

John Jannarone, IPO Edge:

Great. I want to talk a little bit about leadership here and, well, let's start. So Orestes, can you tell us a bit about your role as an advisor to the company after the deal closes? And then I just want to highlight the rest of your C-suite, Prasad, who's not with us today live, but we spoke to yesterday as an impressive group of characters. Can you talk a little bit about the skills that they bring to the table?

Prasad Gundumogula, CEO of Mondee:

So we have a great team here, first of all, with different experiences and expertise. So we have our chief operating office, Jim Dullum, who an entrepreneur and also an operator, operated multi-billion dollars spending the past, and there are more than 35,000 people reporting to him at point of time. So he's a great asset for us. And we have, Dan [inaudible 00:55:02] is the CFO very charismatic and a very dynamic person. And he has been doing a great job in our financials and be able to bring the right discipline and right value proposition for our business. And we have entrepreneurs such as Michael Thomas and [inaudible 00:55:22] and [inaudible 00:55:23]. These guys have worked in the companies and built the companies. And bringing that value to our business is a great asset for us. And they're working on each of these areas and be able to execute those things as an independent operations and be able to bring the value back to the business.

Prasad Gundumogula, CEO of Mondee:

However, on Orestes' side of it, we feel very comfortable of having a person like Orestes because of the chemistry and the expertise and the value that he brings to the table. We have certain plans to have him and he will be a board member, and we have certain executive plans with him. And let's see how it works, and we want to use all the best stuff for all the world to make this transformation happen.

John Jannarone, IPO Edge:

Exactly. Yeah, go ahead, Orestes.

Orestes Fintikles, CEO of ITHAX:

And from my perspective, I mean, the team, apart from having experience in travel, it also has experience in technology. But above all, because nobody's exiting, they're fully aligned to execute this vision. As far as we are concerned, obviously we are experts in this sector, so we are helping already the company to enhance it's content, connectivity with hotels. We're one of the largest players in the region in the hotel industry. Strategic alliances, you mentioned one. I mean, there are a number of transformative strategic alliances in the making, evaluating and identifying potential M&A targets. I mean, this is what we do at a private equity fund. So I would say this is a marriage made in heaven.

John Jannarone, IPO Edge:

All right. I like that. All right. We've just got time for one or two more things here. Someone's asked about the importance of rewards programs. Is that part of the story here? I mean, I know personally that I think I got hooked on flying with Delta a long time ago. I mean, I don't even look for anything else because the reward system has kept me with them. Is that part of the story and in your industry?

Prasad Gundumogula, CEO of Mondee:

Yes. So it's very much so. We have our own rewards program, which we are offering it through different channels and in different programs that we [inaudible 00:57:28]. So with [inaudible 00:57:30] and the rewards that we offer could be redeemed with more than 900 stores in our platform. And the other places that the reward that goes with them and their friends and families and be able to make that stickiness with the consumers to our business in a much better way. And there are business side rewards also, which we are offering and which brings value on both sides.

Orestes Fintikles, CEO of ITHAX:

Yeah, and may I add, say you buy an American Airlines ticket through the platforms, you both earn the American Airlines points. You don't lose that if you book directly from American Airlines. And on top of that, you get the additional rewards of the Mondee network. So it's like a double effect.

John Jannarone, IPO Edge:

And you're paying below market for your ticket too, so a lot of benefit there. I want to remind everyone since we're almost ready to wrap up here, to please check out the replay, if you'd like on ipo-edge.com later today, or just go to the ticker for Orestes' spec. That's ITHX. Just lastly, either one of you, look, I think that there's a lot of exciting stuff that we've covered today, but for 2022, what are you most excited about? I would imagine closing the deal, but is there anything else that you gentlemen are most focused on?

Prasad Gundumogula, CEO of Mondee:

The recovery of the travel, which is very much exciting and bringing these new technologies to the market is the most exciting thing. We have certain plans that, both on the organic side of it and also in organic M&A acquisitions that we are going to do it right after the closing. That's an exciting part. So some of those things are examples.

Orestes Fintikles, CEO of ITHAX:

And from my end, as an investor, I'm totally excited by the prospect of not only meeting, but totally eclipsing the projections that we have showed to investors, to raise the pipe and also to close the [inaudible 00:59:30] transaction.

John Jannarone, IPO Edge:

All right. That's perfect. We're going to leave it there. That's a great way to end it. Orestes and Prasad, thank you so much. Everyone who joined, have a great afternoon. This was really an action packed hour, and I appreciate everyone who was part of it.

Prasad Gundumogula, CEO of Mondee:

Thank you John and Jarrett.

John Jannarone, IPO Edge:

Thank you, John. Thank you, guys.

Legend Information

Forward Looking Statements

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4, which includes a prospectus/proxy statement of ITHAX, expected to be filed relating to the business combination. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX will file a registration statement on Form S-4 with the SEC, which draft will include a prospectus/proxy statement of ITHAX. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K, which will be filed by ITHAX with the SEC and will also be available at www.sec.gov. In connection with the proposed business combination, ITHAX will file a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.